UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For January 2019

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

On January 28, 2019, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) announced that it has entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Gold Glory Blockchain Inc. ("Gold Glory"), a California-headquartered company focused on blockchain technology applications and digital asset services. The Purchase Agreement will result in the issuance by the Company of 9,500,000 new ordinary shares in exchange for all outstanding shares of Gold Glory. The Company concurrently entered into a Share Transfer Agreement (the “Transfer Agreement”) with Hong Kong Ruishang International Trade Co. Ltd. ("Ruishang"), the current majority owner of the Company’s equity shares. Pursuant to the Transfer Agreement, the Company agrees to sell, assign and deliver all shares of Fuwei Films (BVI) Co. Ltd. ("Fuwei BVI"), a subsidiary directly owned by the Company, plus cash consideration of USD3 million to Ruishang, in exchange for all 1,728,126 ordinary shares of the Company owned by Ruishang, representing 52.9% of the Company’s outstanding shares. This transaction will effectively transfer the existing business of the Company to Ruishang, after which the Company will only own the shares of Gold Glory.

The closing of the transaction is subject to the following conditions, (i) concurrent divesture of the Company’s current business, which is to be effected through sale of Fuwei BVI to Ruishang, pursuant to the Transfer Agreement (ii) approval of the transactions contemplated by the Purchase Agreement and the Transfer Agreement by the Board of Directors and shareholders of the Company; (iii) receipt of necessary regulatory approvals, including NASDAQ approval, and (iv) a private placement of ordinary shares by Gold Glory raising at least USD10 million.

A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference. In addition, copies of the Purchase Agreement and the Transfer Agreement are attached as exhibits 99.2 and 99.3 and incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1         Press Release dated January 28, 2019.

99.2         Securities Purchase Agreement, dated January 23, 2019, by and among Fuwei Films (Holdings) Co., Ltd., and Gold Glory Blockchain Inc.

99.3         Share Transfer Agreement, dated January 23, 2019, by and among Fuwei Films (Holdings) Co., Ltd., and Hong Kong Ruishang International Trade Co. Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name:	Zengyong Wang
Title:	Chairman, Chief Executive Officer

Dated: January 30, 2019